U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


[ ] Form 10-KSB   [ ] Form 11-K   [X] Form 10-QSB   [ ] Form N-SAR

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:    ____________________________________





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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

________________________________________________________________________________


PART I - REGISTRANT INFORMATION


INTERACTIVE BRAND DEVELOPMENT, INC.
________________________________________________________________________________
Full Name of Registrant:


________________________________________________________________________________
Former Name if Applicable:


2200 S.W. 10th Street
________________________________________________________________________________
Address of Principal Executive Office: (Street and Number)


Deerfield Beach, Florida  33442
_______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on
           Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Company could not complete the Form 10-QSB within the prescribed time because of additional time required to collect, review and prepare the financial information of Media Billing Company, LLC and Internet Billing Company, LLC required for inclusion in the Form 10-QSB. The failure was partially due the effects of Hurricane Wilma which resulted in the closure of the Company's executive offices for one week after the hurricane. Although the financial information is not yet finalized, it is anticipated that the Company will have sustained losses on a consolidated basis for the period covered by the Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Steve Markley               (954)                  363-4400
       --------------------       ------------        -------------------
              (Name)               (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

                              [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                       INTERACTIVE BRAND DEVELOPMENT, INC.
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     November 14, 2005                       By:  /s/Steve Markley
                                                       Steve Markley,
                                                       Chief Executive Officer

                                   Attachment

         On October 19, 2004, the Company consummated a transaction to acquire a 34.7% minority equity interest in the post-bankruptcy, reorganized Penthouse Media Group, Inc. ("Penthouse"). The Company divested its ownership interest in Foster Sports, Inc. in November 2004 and discontinued its pursuit of business combinations with entities engaged in radio media. On January 21, 2004, the Company acquired Media Billing Company, LLC and Internet Billing Company, LLC ("iBill"). On March 1, 2005 the Company discontinued its IBID America, Inc. internet auction operations ("IBID") and entered into a licensing agreement with LTC Group, Inc. ("LTC"), whereby LTC will pay the Company a license fee for the right to use the auction software developed and patented by the Company. Such licensing fee is equal to 20 percent of the gross auction profits. Accordingly, results of operations of iBill and the investment in Penthouse are included in our consolidated results of operations for the period ended September 30, 2005 and the results of operations of Foster Sports and IBID are excluded from the Company's consolidated results of operations for the periods ended September 30, 2005 and 2004. As disclosed above, although the Company has not completed its review and preparation of iBill financial information required for inclusion in the Form 10-QSB, it is anticipated that the Company will have sustained losses on a consolidated basis for the period covered by the Form 10-QSB.